UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	17,025,800*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	17,025,800*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,025,800*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.11%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 120,656,731 ordinary shares, 50 pence par value per share (“Ordinary Shares”), of Amarin Corporation plc (the “Issuer”) issued and outstanding as of January 11, 2011, as reported by the Issuer in its Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).  The number of Ordinary Shares reported above includes an aggregate of 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of the Reporting Person which are exercisable as of the date of this Amendment No. 2 to Schedule 13D (this “Amendment”) or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,512,900*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,512,900*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,512,900*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 6.23%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 120,656,731 Ordinary Shares of the Issuer issued and outstanding as of January 11, 2011, as reported by the Issuer in its Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act.  The number of Ordinary Shares reported above includes an aggregate of 12,900 Ordinary Shares issuable upon exercise of options held on behalf of the Reporting Person which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,512,900*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,512,900*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,512,900*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 6.23%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 120,656,731 Ordinary Shares of the Issuer issued and outstanding as of January 11, 2011, as reported by the Issuer in its Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act.  The number of Ordinary Shares reported above includes an aggregate of 12,900 Ordinary Shares issuable upon exercise of options held on behalf of the Reporting Person which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,000,000
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.66%*

14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership percentage is based upon 120,656,731 Ordinary Shares of the Issuer issued and outstanding as of January 11, 2011, as reported by the Issuer in its Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act.

Explanatory Note

       This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (“SEC”) on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons with the SEC on December 23, 2010 (such Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Report Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund is prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

       The Securities Purchase Agreement contains a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal shall terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.

       Under the terms of the Securities Purchase Agreement, the Issuer has agreed to (i) prepare and file (as soon as reasonably practicable, but in no event later than sixty (60) days after the Closing (the “Filing Deadline Date”)) with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants issued in the Private Placement) and (ii) use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC no later than 90 days (120 days in the event the registration statement is reviewed by the SEC) after the earlier of (i) the initial filing of the registration statement or (ii) the Filing Deadline Date.  The Issuer will be liable for certain penalties set forth in the Securities Purchase Agreement for the failure to meet such filing and effective date deadlines.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants sold in the Private Placement).

       In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Issuer’s Board of Directors so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Issuer’s Board of Directors so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group”, and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009 and  (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Issuer’s Board of Directors, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).  The Options vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options will vest on each of the first, second, third and fourth anniversaries of the Grant Date.  Pursuant to an agreement among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 16,800 of the Options (such 16,800 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 103,200 Options for the benefit of the Abingworth Funds (collectively, the “Abingworth Options”).  Of the Abingworth Options, (i) 51,600 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 51,600 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Since the Options vest on an annual basis, vested Options will be allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  For example, with respect to the first tranche of 30,000 Options vesting on February 10, 2011 (which date is within 60 days of the date of this Amendment), (x) 12,900 Options will be allocated to ABV V, (y) 12,900 Options will be allocated to AGE, and (z) 4,200 will be allocated to Mr. Anderson.

       In addition, on December 10, 2010, certain of the Reporting Persons entered into a pre-arranged stock trading plan (the “Trading Plans” and each, a “Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Trading Plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and provides for the sale, over a period of approximately one year, beginning on January 11, 2011, and ending on December 10, 2011, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Trading Plans will be made in the broker’s discretion.  This description of the each of Trading Plans is qualified in its entirety by reference to the terms of the Trading Plans, copies of which are filed as Exhibits 5, 6 and 7 to this Schedule 13D.

       On January 6, 2011, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc. and Leerink Swann LLC, acting as joint book-running managers and as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the underwriters agreed to purchase, and the Issuer agreed to sell, an aggregate of 12,000,000 ADSs at a price to the public of $7.60 per share ($7.296 per share, net of underwriting discounts and commissions) (the “Offering”).  Pursuant to the Underwriting Agreement, the Issuer also granted to the Underwriters a 30-day option to purchase up to an additional 1,800,000 ADSs to cover over-allotments, if any, at the same price, which the Underwriters exercised on January 6, 2011.  The Offering closed on January 11, 2011.  In connection with the Offering, the Abingworth Funds entered into a lock-up agreement (the “Lock-Up Agreement”) running in favor of the Underwriters with regard to future sales of the Issuer’s ADSs and Ordinary Shares and other securities exercisable or exchangeable for ADSs or Ordinary Shares for a period of 45 days after the date of the Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act (the “Prospectus Supplement”), pursuant to which the Offering was made (such period, the “Lock-Up Period”); provided, however, that the Lock-up Period may be extended under certain circumstances in accordance with the terms of the Lock-Up Agreement.  The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which is filed as Exhibit 8 to this Schedule 13D.

       As a result of the Lock-Up Agreement entered into in connection with the Offering, the Reporting Persons amended each of the Trading Plans to provide, among other things, for the suspension of each of the Trading Plans during the Lock-Up Period, and that any trades under the Trading Plans only could be effected during the period beginning on the first day following the expiration of the Lock-Up Period through and including December 10, 2011 (as so amended, the “Amended Trading Plans”).  Copies of the Amended Trading Plans are filed as Exhibits 9, 10 and 11 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       (a)           ABV V is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares.  ABV V may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by ABV V due to the 9.99% beneficial ownership blocker provision contained therein) and Options to purchase an aggregate of 12,900 Ordinary Shares, representing approximately 6.23% of the Issuer’s outstanding Ordinary Shares (based upon 120,656,731 Ordinary Shares outstanding as of January 11, 2011, as reported by the Issuer in the Prospectus Supplement).

       AGE is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares.  AGE may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by AGE due to the 9.99% beneficial ownership blocker provision contained therein) and Options to purchase an aggregate of 12,900 Ordinary Shares, representing approximately 6.23% of the Issuer’s outstanding Ordinary Shares (based upon 120,656,731 Ordinary Shares outstanding as of January 11, 2011, as reported by the Issuer in the Prospectus Supplement).

       ABE is the owner of record of 2,000,000 Ordinary Shares and Warrants to purchase an aggregate of 1,000,000 Ordinary Shares.  ABE may be deemed to beneficially own, in the aggregate, 2,000,000 Ordinary Shares (excluding the Warrants held by ABE due to the 9.99% beneficial ownership blocker provision contained therein), representing approximately 1.66% of the Issuer’s outstanding Ordinary Shares (based upon 120,656,731 Ordinary Shares outstanding as of January 11, 2011, as reported by the Issuer in the Prospectus Supplement).

       Abingworth is not the owner of record of any Ordinary Shares or any Warrants or Options to purchase Ordinary Shares. Abingworth may be deemed to beneficially own, in the aggregate, 17,000,000 Ordinary Shares (excluding any Warrants held by the Abingworth Funds due to the 9.99% beneficial ownership blocker provisions contained therein) and Options to purchase an aggregate of 25,800 Ordinary Shares, representing approximately 14.11% of the Issuer’s outstanding Ordinary Shares (based upon 120,656,731 Ordinary Shares outstanding as of January 11, 2011, as reported by the Issuer in the Prospectus Supplement).

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by ABV V and 12,900 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by AGE and 12,900 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 2,000,000 Ordinary Shares held by ABE and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 17,000,000 Ordinary Shares held by the Abingworth Funds and 25,800 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein.

       (c)           During the 60 days preceding the date of this Amendment, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by it in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by such Abingworth Fund in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement.  In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

       As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreement in connection with the Offering.  A copy of the Lock-Up Agreement is filed as Exhibit 8 to this Schedule 13D.  As described in Item 4 of this Schedule 13D, three of the Abingworth Funds entered into the Trading Plans, as amended by the Amended Trading Plans, pursuant to which they may sell Ordinary Shares following expiration of the Lock-Up Period.

Item 7.           Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended to add the following additional exhibits:

Exhibit 8	Lock-up Agreement by the Abingworth Funds running in favor of the Underwriters, dated January 3, 2011

Exhibit 9	Amended Rule 10b5-1 Trading Plan, dated as of January 10, 2011, by and between ABV V and Leerink Swann LLC, as Broker

Exhibit 10	Amended Rule 10b5-1 Trading Plan, dated as of January 10, 2011, by and between AGE and Leerink Swann LLC, as Broker

Exhibit 11	Amended Rule 10b5-1 Trading Plan, dated as of January 10, 2011, by and between ABE and Leerink Swann LLC, as Broker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2011

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 8

LOCK-UP AGREEMENT

January 3, 2011

Jefferies & Company, Inc.
Leerink Swann LLC
Canaccord Genuity Inc.

c/o Jefferies & Company, Inc.
520 Madison Avenue
New York, New York 10022

c/o Leerink Swann LLC
One Federal Street
Boston, Massachusetts 02110

RE:	Amarin Corporation plc (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of record or beneficially of certain American Depositary Shares (“ADSs”), each representing one ordinary share, par value £0.50 per share (“Ordinary Share”), of the Company, or securities convertible into or exchangeable or exercisable for ADSs or Ordinary Shares.  The Company proposes to carry out a public offering of ADSs, each representing one Ordinary Share, for which you will act as underwriter (the “Offering”).  The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company.  The undersigned acknowledges that you are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and in entering into underwriting arrangements with the Company with respect to the Offering.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of Jefferies & Company, Inc. and Leerink Swann LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any ADSs or Ordinary Shares, options or warrants to acquire ADSs or Ordinary Shares, or securities exchangeable or exercisable for or convertible into ADSs or Ordinary Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 45 days after the date of the Prospectus (as defined in the Underwriting Agreement relating to the Offering to which the Company is a party) (the “Lock-up Period”); provided, that if (i) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. and Leerink Swann LLC waives,  in writing, such extension, except  that such extension will not  apply if, (i) within three business days  prior to the 15th calendar day before the last day of  the Lock-up Period, the Company  delivers a certificate, signed by the Chief  Executive Officer or  President of the Company,

certifying on behalf of the Company that (i) the ADSs or Ordinary Shares are “actively traded securities” (as defined in Regulation M), (ii) the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (iii) the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to the Company published or distributed by the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension); provided, further, that the foregoing restrictions shall not apply to (i) the transfer of any or all of the ADSs or Ordinary Shares owned by the undersigned, either during the undersigned’s lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a family limited partnership, trust or other financial vehicle, the partners, owners or beneficiaries of which, as the case may be, are exclusively the undersigned and/or a member or members of the undersigned’s immediate family, (ii) the distribution or transfer of any ADSs or Ordinary Shares owned by the undersigned to limited partners, members or stockholders of the undersigned, (iii) entering into any written trading plan or agreement with a broker designed to comply with Rule 10b5-1(c)(1) of the Exchange Act (“Rule 10b5-1 Plan”) during the Lock-Up Period, provided that any such Rule 10b5-1 Plan shall specify that no sales of securities subject to this letter agreement may be sold for the undersigned’s benefit pursuant to the Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period, (iv) the acquisition of any ADSs or Ordinary Shares upon exercise of options, rights or warrants, provided that such acquired ADSs or Ordinary Shares are subject to this letter agreement and may not be sold by the undersigned prior to the expiration of the Lock-Up Period; (v) any sales or other dispositions of ADSs or Ordinary Shares acquired in open market transactions after the consummation of the Offering; or (vi) any sales or dispositions of ADSs or Ordinary Shares acquired by the undersigned pursuant to the Offering; provided, however, that (x) in the case of the immediately preceding clauses (i) and (ii), it shall be a condition to such transfer that the transferee executes and delivers to Jefferies & Company, Inc. an agreement stating that the transferee is receiving and holding the ADSs or Ordinary Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such ADSs or Ordinary Shares, except in accordance with this letter agreement and (y) in the case of the immediately preceding clauses (v) and (vi), no filing or public disclosure, reporting any sale, transfer or other disposition of shares of ADSs or Ordinary Shares or any reduction in beneficial ownership of shares of ADSs or Ordinary Shares, shall be required under the Securities Act or the Exchange Act, or shall be voluntarily made, during the Lock-Up Period (provided, however, that this clause (y) shall not apply to any Form 5 filed, with the Commission, within forty five (45) days after the Company’s fiscal year end, which filing is required by Section 16(a) of, and the related rules of the Commission under, the Exchange Act and does not report any transaction involving a reduction in beneficial ownership by the undersigned other than as a result of bona fide gifts, provided that the undersigned has provided Jefferies & Company, Inc. and Leerink Swann LLC with written notice of such filing at least five (5) business days prior to such filing).  The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the preceding sentence will be delivered by Jefferies & Company, Inc. and Leerink Swann LLC to the Company and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

      The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of ADSs or Ordinary Shares or securities convertible into or exchangeable or exercisable for ADSs or Ordinary Shares held by the undersigned except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any ADSs or Ordinary Shares owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

[The remainder of page left intentionally blank; signature page follows]

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.
ACTING BY ITS MANAGER, ABINGWORTH LLP

Printed Name of Holder

By:	/s/ James Abell
Signature

JAMES ABELL, MEMBER
Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

ABINGWORTH BIOVENTURES V L.P.
ACTING BY ITS MANAGER, ABINGWORTH LLP

Printed Name of Holder

By:	/s/ James Abell
Signature

JAMES ABELL, MEMBER
Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

ABINGWORTH BIOEQUITIES MASTER FUND LTD

Printed Name of Holder

By:	/s/ James Abell
Signature

JAMES ABELL, AUTHORIZED SIGNATORY
Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

EXHIBIT 9

Stock Only Version

Date:       10 – DEC – 2010

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOVENTURES V L.P. - Rule 10b5-1 plan for the Sale of
AMARIN CORPORATION PLC ADS (Ticker:    AMRN   )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of   AMARIN CORPORATION PLC   (the “Issuer”) ADS, par value 50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOVENTURES V L.P.    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

        3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the 14 days - Amended 1/10/2011 - immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

ABINGWORTH BIOVENTURES V L.P.	Leerink Swann LLC
ACTING BY ITS MANAGER, ABINGWORTH LLP	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of     3,750,000     shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]

	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOVENTURES V L.P.	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D – Form of Amendment of Sales Plan

Dated: 10 January, 2011

The agreement dated as of _10 December __, __2010_, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _Abingworth Bioventures V LP __ (“Seller”) is hereby amended as set forth herein.  Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	New sales instructions are appended.

2.	Each of the Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date which is fourteen (14) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in force and effect in accordance with its terms.

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioventures V LP Acting by its Manager, Abingworth LLP		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011

Revised Annex B

Amarin Corp (AMRN) [ADS]

Broker is authorised to sell up to a maximum of ___ 3,750,000 ___ shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges:		Number of shares to be sold*	$ Limit or Market (if any):	Nature of Acquisition:
See note 1 below		1,250,000	$[ ]
		1,250,000	$[ ]
		1,250,000	$[ ]
	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur.  In the event of a reincorporation or other Corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the shares.

Note 1: Date range – between the date on which the suspension of the Plan notified on 7 January 2011 is lifted following the expiry or waiver of the lock-up agreement entered into in connection with Amarin’s public offer, and 10 December 2011.

Note 2: Allocation instructions: All trades to be allocated between Abingworth Bioequities Master Fund Ltd, Abingworth Bioventures V LP and Abingworth Bioventures V Co-Invest Growth Equity Fund LP pro rata to “Number of shares to be sold” identified above.

Note 3: Per day Limit:

If AMRN stock price is positive on the day: There is no daily volume limit

If AMRN stock price is down 2.5% on the day: Limit trading to no more than 25% of daily volume

If AMRN stock price is down 5% on the day: Limit trading to no more than 10% of daily volume

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioventures V LP Acting by its Manager, Abingworth LLP		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011

EXHIBIT 10

Stock Only Version

Date:       10 – DEC – 2010

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P. - Rule 10b5-1 plan for the Sale of
AMARIN CORPORATION PLC ADS (Ticker:    AMRN   )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of    AMARIN CORPORATION PLC    (the “Issuer”) ADS, par value50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the 14 days - Amended 1/10/2011 - immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.	Leerink Swann LLC
ACTING BY ITS MANAGER, ABINGWORTH LLP	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of    3,750,000    shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]

	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D – Form of Amendment of Sales Plan

Dated: 10 January, 2011

The agreement dated as of _10 December __, __2010_, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _Abingworth Bioventures V Co-Invest Growth Equity Fund LP __ (“Seller”) is hereby amended as set forth herein.  Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	New sales instructions are appended.

2.	Each of the Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date which is fourteen (14) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in force and effect in accordance with its terms.

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioventures V Co-Invest Growth Equity Fund LP Acting by its Manager, Abingworth LLP		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011

Revised Annex B

Amarin Corp (AMRN) [ADS]

Broker is authorised to sell up to a maximum of ___ 3,750,000 ___ shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges:		Number of shares to be sold*	$ Limit or Market (if any):	Nature of Acquisition:
See note 1 below		1,250,000	$[ ]
		1,250,000	$[ ]
		1,250,000	$[ ]
	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur.  In the event of a reincorporation or other Corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the shares.

Note 1: Date range – between the date on which the suspension of the Plan notified on 7 January 2011 is lifted following the expiry or waiver of the lock-up agreement entered into in connection with Amarin’s public offer, and 10 December 2011.

Note 2: Allocation instructions: All trades to be allocated between Abingworth Bioequities Master Fund Ltd, Abingworth Bioventures V LP and Abingworth Bioventures V Co-Invest Growth Equity Fund LP pro rata to “Number of shares to be sold” identified above.

Note 3: Per day Limit:

If AMRN stock price is positive on the day: There is no daily volume limit

If AMRN stock price is down 2.5% on the day: Limit trading to no more than 25% of daily volume

If AMRN stock price is down 5% on the day: Limit trading to no more than 10% of daily volume

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioventures V Co-Invest Growth Equity Fund LP Acting by its Manager, Abingworth LLP		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011

EXHIBIT 11

Stock Only Version

Date:       10 – DEC – 2010

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOEQUITIES MASTER FUND LTD - Rule 10b5-1 plan for the Sale of AMARIN CORPORATION PLC ADS (Ticker: AMRN )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of    AMARIN CORPORATION PLC    (the “Issuer”) ADS, par value 50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOEQUITIES MASTER FUND LTD    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the 14 days - Amended 1/10/2011 - immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

Leerink Swann LLC
ABINGWORTH BIOEQUITIES MASTER FUND LTD	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of    1,000,000    shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		333,333	$[ ]
11 JAN 2011 – 10 DEC 2011		333,333	$[ ]
11 JAN 2011 – 10 DEC 2011		333,334	$[ ]

	Total:	1,000,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOEQUITIES MASTER FUND LTD	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D – Form of Amendment of Sales Plan

Dated: 10 January, 2011

The agreement dated as of _10 December __, __2010_, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _Abingworth Bioequities Master Fund Ltd __ (“Seller”) is hereby amended as set forth herein.  Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	New sales instructions are appended.

2.	Each of the Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date which is fourteen (14) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in force and effect in accordance with its terms.

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioequities Master Fund Ltd		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011

Revised Annex B

Amarin Corp (AMRN) [ADS]

Broker is authorised to sell up to a maximum of ___ 1,000,000 ___ shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges:		Number of shares to be sold*	$ Limit or Market (if any):	Nature of Acquisition:
See note 1 below		333,333	$[ ]
		333,333	$[ ]
		333,334	$[ ]
	Total:	1,000,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur.  In the event of a reincorporation or other Corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the shares.

Note 1: Date range – between the date on which the suspension of the Plan notified on 7 January 2011 is lifted following the expiry or waiver of the lock-up agreement entered into in connection with Amarin’s public offer, and 10 December 2011.

Note 2: Allocation instructions: All trades to be allocated between Abingworth Bioequities Master Fund Ltd, Abingworth Bioventures V LP and Abingworth Bioventures V Co-Invest Growth Equity Fund LP pro rata to “Number of shares to be sold” defined above.

Note 3: Per day Limit:

If AMRN stock price is positive on the day: There is no daily volume limit

If AMRN stock price is down 2.5% on the day: Limit trading to no more than 25% of daily volume

If AMRN stock price is down 5% on the day: Limit trading to no more than 10% of daily volume

Leerink Swann LLC

/s/ James Abell		/s/ John McPhee
Seller Name: Abingworth Bioequities Master Fund Ltd		Name: John McPhee Title: Managing Director
Date:	10 – JAN - 2011	Date:	1/10/11

Acknowledged By:

Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Date:	11 January 2011